UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

CATALYST GROUP HOLDINGS CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Michelle Tucker, Trustee

Tucker Family Spendthrift Trust

7359 Ballantrae Ct.

Boca Raton, FL 33496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. None	13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tucker Family Spendthrift Trust 65-6363968
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14		TYPE OF REPORTING PERSON* OO

CUSIP No. None	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of the common stock, par value $.001 per share (“Common Stock”) of Catalyst Group Holdings Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 1739 Creekstone Circle, San Jose, CA 95133.

Item 2.	Identity and Background.

(a)	This Statement is filed by the Tucker Family Spendthrift Trust.

(b)	The Tucker Family Spendthrift Trusts address is 7359 Ballantrae Ct. Boca Raton, FL 33496.

(c)	The Tucker Family Spendthrift Trust is a family investment Trust

(d)

During the last five years, The Tucker Family Spendthrift Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(e)

During the last five years, The Tucker Family Spendthrift Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Tucker Family Spendthrift Trust is a Florida Trust

Item 3.	Source or Amount of Funds or Other Consideration.

100,000 shares of common stock acquired from Beta Music Group, Inc. in exchange for $ 9,675.36 owed the Tucker Family Spendthrift Trust on 12-14-2009.

Item 4.	Purpose of the Transaction.

The 100,000 shares of the Company’s common stock, par value $.001 (“Common Stock”) were exchanged for $ 9,675.36 owed the Tucker Family Spendthrift Trust on 12-14-2009 with Beta Music Group, Inc.

Item 5.	Interest in Securities of the Issuer.

As of 12-14-2009, the Tucker Family Spendthrift Trust beneficially owned 100,000 shares of the Company’s common stock, par value $.001 (“Common Stock”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Anti-dilution rights with the effect that the Tucker Family Spendthrift Trust aggregate, collective interest in the Company shall not be less than 9.569 % of the total issued and reserved shares of the Company’s capital stock.

CUSIP No. None	13D	Page 4 of 4 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1	Exchange Agreement between the Tucker Family Spendthrift Trust and Beta Music Group, Inc. dated December 14th 2009.

Exhibit 99.2

Stock Purchase and Sale Agreement Catalyst Financial Group, Inc., the Tucker Family Spendthrift Trust and Pop Starz Ventures 3, Inc. dated September 10th 2009. (Previously filed and incorporated by reference to http://www.sec.gov/Archives/edgar/data/1444703/000116169709000917/ex101.htm)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2010

By:	/s/ Michelle Tucker, Trustee

Michelle Tucker as Trustee

Tucker Family Spendthrift Trust